Exhibit 99.1

Santiago, September 15, 2017
GG /291/ 2017

Mr.
Carlos Pavez Tolosa.
Superintendent
Superintendence of Securities and Insurance
Present

Ref.: Material Event Notice

For your consideration:

In accordance with the provisions set forth in Articles 9 and 10 of Law No 18,045 on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, Itaú Corpbanca informs the following of material event:

As of this date, Itaú Unibanco Holding S.A. ("Itaú Unibanco") has announced that its subsidiary ITB Holding Brasil Participações Ltda. has indirectly acquired 1,800,000,000 shares of Itaú Corpbanca (the "Shares"), for a total purchase price of CLP$11,161,341,882. The possibility of the acquisition of the Shares was set forth in the shareholders' agreement entered into on April 1, 2016, by and among Itaú Unibanco and Corp Group and certain of its affiliates. As a result of this acquisition, Itaú Unibanco has increased its shareholding in Itaú Corpbanca from approximately 35.71% to approximately 36.06%, without altering its current corporate governance structure.

The aforementioned transaction was consummated through the acquisition of 100% of the capital stock of CGB III SpA, the entity that currently holds the Shares.

All the regulatory approvals needed to execute the referenced transaction have been duly obtained.

Sincerely,

Gabriel Moura
Acting Chief Executive Officer
Itaú Corpbanca

cc: Superintendencia de Bancos e Instituciones Financieras
cc: Bolsa de Comercio de Santiago
cc: Bolsa Electrónica de Chile
cc: Bolsa de Corredores de Valparaíso